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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

NEW ENGLAND BUSINESS SERVICE, INC.
(Name of Subject Company)

NEW ENGLAND BUSINESS SERVICE, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Including associated Series A Participating
Preferred Stock purchase rights)
(Title of Class of Securities)

643872104
(CUSIP Number of Class of Securities)

Richard T. Riley
President and Chief Executive Officer
New England Business Service, Inc.
500 Main Street
Groton, Massachusetts 01471
(978) 448-6111
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

David T. Brewster
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   The name of the subject company is New England Business Service, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 500 Main Street, Groton, Massachusetts 01471. The telephone number for its principal executive offices is (978) 448-6111.

        (b)   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is common stock, par value $1.00 per share of the Company ("Common Shares"), including associated rights of the Company ("Rights") to purchase Series A Participating Preferred Stock, par value $1.00 per share, of the Company, issued pursuant to the Amended and Restated Rights Agreement, dated as of October 20, 1994, as amended as of November 1, 2001 and May 17, 2004 (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, are hereinafter referred to individually as a "Share" and collectively as, the "Shares"). As of May 21, 2004, 13,338,775 Shares were issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address of Person Filing this Statement.

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company's website address is nebs.com. The information on the Company's website should not be considered a part of this Statement.

        (b)   Tender Offer of Purchaser.

        This Statement relates to the cash tender offer by Hudson Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated May 25, 2004 (the "Schedule TO") filed with the Securities and Exchange Commission, to purchase all of the outstanding Shares at a price of $44.00 per share, net to the seller in cash, without interest, or, if increased, such higher price per Share (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 17, 2004 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving company under the laws of the State of Delaware (the "Surviving Corporation"), and the separate corporate existence of Purchaser will cease. In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, the Company, any subsidiary of Parent or any subsidiary of the Company, all of which will be cancelled, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the Delaware General Corporation Law (the "DGCL"), will be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration").

        The Offer to Purchase states that the principal executive offices of Purchaser are located care of Deluxe Corporation at 3680 Victoria Street, North Shoreview, Minnesota 55126-2966. The telephone number of Purchaser at such location is (651) 483-7111.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached hereto as Annex B and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

        (a)   Agreements Between the Company and its Executive Officers, Directors and Affiliates.

        Interests of Certain Persons.    Certain members of management and the Company's Board of Directors (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company to certain severance and other benefits.

        Change in Control Agreements.    Agreements that provide for certain benefits in the event of a change in control of the Company are in effect between the Company and certain of its executive officers, including Richard T. Riley, Daniel M. Junius, George P. Allman, Robert D. Warren, Jeffrey W. Angus, David E. Berg, John F. Fairbanks, Steven G. Schlerf, and Hedwig V. Whitney. If, within 24 months after a change in control of the Company, the executive's employment is terminated (i) by the Company other than for cause or disability or (ii) by the executive for good reason, the Company has agreed to pay the executive an amount equal to 2 times (in the case of Mr. Riley, 2 1/2 times) the sum of the executive's current annualized base salary and bonus target. In addition, following such a change in control and termination of the executive's employment, subject to certain restrictions and requirements, the executive will also receive outplacement services, credit for 2 (in the case of Mr. Riley, 2 1/2) additional years of service under the Company's Supplemental Executive Retirement Plan and continued benefits under all employee welfare benefit plans, or equivalent plans, for up to 30 months. Each change in control agreement (other than the agreement with Mr. Allman) continues in effect through June 30, 2005, subject to automatic one-year extensions thereafter, and each agreement will continue in effect for 24 months following a change in control that occurs during the term of the agreement. Mr. Allman's change in control agreement will not apply to any change in control occurring after October 29, 2004. The foregoing summary is qualified in its entirety by reference to the Information Statement attached hereto as Annex B and incorporated herein by reference, and to Exhibits (e)(6) through (e)(10) attached hereto.

        Effect of the Offer on Employee Benefits.    The Merger Agreement provides that, following the date on which Purchaser purchases any Shares pursuant to the Offer (the "Acceptance Date"), Parent will cause the Surviving Corporation to maintain, without adverse amendment, each of the Company's employee benefit plans until December 31, 2004. With respect to welfare and pension benefits provided after December 31, 2004 to employees of the Company as of the Acceptance Date, each employee's accrued service with the Company will be recognized for eligibility and vesting purposes under such plans. Following the Acceptance Date, Parent, the Company and, after the consummation of the Merger (the "Effective Time"), the Surviving Corporation, will honor all employment, severance and other compensation agreements existing prior to May 17, 2004. In addition, following the Acceptance Date, Parent, the Company and, after the Effective Time, the Surviving Corporation, will honor the Company's annual incentive bonus plans without adverse amendment with respect to the fiscal year ending June 26, 2004. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Effect of the Offer and the Merger Agreement on the Company's Stock Option Plans.    All unvested options under the Company's stock option plans vest upon consummation of the Offer pursuant to the terms of such plans. All unvested restricted stock awards vest upon consummation of the Offer pursuant to their terms. All options under the Company's stock option plans that are outstanding immediately prior to the consummation of the Merger will be cancelled. Following the consummation of the Merger, each option will represent the right to receive cash in an amount equal to the product of (a) the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of such option and (b) the number of Shares underlying such option. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that Parent and the Surviving Corporation will indemnify the present and former directors, officers, agents and employee benefit plan fiduciaries (the "Indemnified Parties") of the Company and its subsidiaries against all losses, claims, damages, fines, penalties, and liabilities in respect of acts or omissions occurring at or prior to the Effective Time. Parent and Purchaser agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the DGCL, the Certificates of Incorporation or Bylaws of the Company and its subsidiaries, in each case in effect as of May 17, 2004, will survive the Merger. If any Indemnified Party becomes involved in an actual or threatened action, suit, claim, proceeding or investigation covered by the indemnification provision in the Merger Agreement after the Effective Time, Parent and the Surviving Corporation will advance legal or other expenses to such Indemnified Party so long as such party undertakes to reimburse all amounts so advanced in the event of a non-appealable determination that such Indemnified Party is not entitled thereto. The Merger Agreement further provides that for at least six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each person covered by the Company's officers' and directors' liability insurance policy in effect on May 17, 2004, on terms with respect to coverage and amount no less favorable than those of such policy, subject to specified restrictions. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        (b)   Agreements between the Company and Parent.

        In connection with the transactions contemplated by the Merger, the Company and Parent entered into the Merger Agreement and a Confidentiality Agreement dated February 12, 2004.

        The Merger Agreement.    The summary of the material terms of the Merger Agreement set forth under the caption "Terms of the Offer; Expiration Date" in the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Confidentiality Agreement.    The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        As a condition to being furnished certain information concerning the Company (the "Confidential Information"), Parent has agreed, among other things, that it will keep such Confidential Information confidential and will use it for the sole purpose of pursuing discussions with regard to entering into the Offer and the Merger. "Confidential Information" does not include (i) information which is or becomes generally available to the public other than as a result of a disclosure by Parent or any of its employees, agents, attorneys, investment bankers, consultants, brokers or other representatives, (ii) information which was already known to Parent on a nonconfidential basis prior to being furnished to Parent by the Company, as evidenced by Parent's written records, (iii) information which becomes available to Parent on a nonconfidential basis from a source other than the Company if such source was not known to Parent to be subject to any prohibition against transmitting the information to Parent or (iv) information developed independently by Parent without use of or reference to the information furnished by the Company.

        In addition, Parent agreed to an 18 month standstill agreement, whereby Parent and its affiliates are prohibited from taking various actions during such period, without the prior written consent of the Company, that would result in, among other things, the acquisition of shares of, or a merger or business combination involving, the Company or any of its subsidiaries.

Item 4.    The Solicitation or Recommendation.

        (a)   Solicitation/Recommendation.

        The Board, during a meeting held on May 16, 2004, by unanimous vote approved and adopted the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are advisable and fair to and in the best interests of the Company and its stockholders.

        Accordingly, the Board of Directors of the Company unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

        (b)   Background of the Transaction.

        In March of 2003, Larry Mosner, Chief Executive Officer of Parent, called Robert Murray, then Chairman and Chief Executive Officer of the Company, to arrange a meeting to explore the possibility of combining the two companies. Mr. Murray tentatively agreed to meet with Mr. Mosner subject to Parent entering into the Company's customary mutual confidentiality agreement, including a standstill agreement from Parent. No meeting was held at this time because Parent declined to enter into such an agreement.

        From mid-September through mid-October, Mr. Mosner attempted to contact Mr. Murray about the possibility of entering into discussions regarding a possible business combination.

        On October 21, 2003, Mr. Mosner telephoned Mr. Murray, and again proposed the idea of combining the two companies. Mr. Murray stated that he would address such a proposal at the Company's Board meeting on October 24, 2004. Mr. Murray explained to Mr. Mosner that it was not the Company's practice to enter into such discussions without having a mutual confidentiality agreement, including a standstill agreement from Parent, in place. Mr. Mosner agreed to reconsider entering into such an agreement.

        At the Company's regularly scheduled October 24, 2003 Board meeting, Mr. Murray reported to the Board on his telephone call with Mr. Mosner. The Board instructed Mr. Murray to communicate back to Mr. Mosner that the Board was not interested in pursuing such discussions with Parent at this time, which Mr. Murray did on October 28, 2003.

        On November 7, 2003, Mr. Mosner sent a letter to Mr. Murray and Richard Riley, then President and Chief Operating Officer of the Company, reiterating Parent's strong interest in pursuing a possible combination of the Company and Parent. Messrs. Murray and Riley responded by letter on November 13, 2003, in which they reiterated the view of the Board that the interests of the Company and its stockholders were best served by the continued pursuit of the Company's strategic plan and, accordingly, that the Board had determined not to pursue discussions with Parent.

        On December 3, 2003, Mr. Mosner sent a letter to Messrs. Murray and Riley with a copy to the Board. The letter stated that Parent understood a transaction involving a combination of Parent and the Company would need to provide the Company's stockholders with an attractive premium to the current market price and that Parent and its Board of Directors remained committed to completing such a transaction.

        On December 18, 2003, the Board met with Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), legal counsel to the Company. The Board was briefed on the interactions between the Company and Parent. The Board authorized management to engage financial advisors to assist the Company and the Board with respect to responding to Parent's interest in the Company.

        On December 22, 2003, Messrs. Murray and Riley called Mr. Mosner and advised him that, while the Board was of the view that the interests of the Company and its stockholders were best served by the continued pursuit of the Company's strategic plan, it was clear to the Board that Parent was intent on making a proposal to acquire the Company and that, therefore, the Company was prepared to enter into discussions with Parent subject to entering into an acceptable mutual confidentiality agreement, including a standstill agreement from Parent. The parties agreed to defer commencement of discussions until the Company had retained financial advisors and the mutual confidentiality agreement, including a standstill agreement from Parent, was signed.

        On January 1, 2004, pursuant to a previously announced succession plan, Mr. Riley became the President and Chief Executive Officer of the Company and Mr. Murray became the Non-Executive Chairman of the Company.

        In January 2004, the Company engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as financial advisor.

        On January 22, 2004, the Board was given a legal presentation by Skadden including a discussion of the Board's fiduciary duties under Delaware law and a financial presentation by Morgan Stanley.

        From January 22, 2004 through early February, the Company and Parent negotiated the terms of a mutual confidentiality agreement, including an eighteen-month standstill agreement, which was signed on February 12, 2004. On February 13, 2004, Mr. Mosner called Mr. Riley to discuss how to proceed with exploring a possible business combination of Parent and the Company.

        On February 25, 2004, Messrs. Mosner and Riley met and discussed the process and timing for further discussions. Mr. Mosner reiterated Parent's interest in a business combination with the Company.

        Throughout late February and March, Parent conducted due diligence. On March 10, 2004, members of the Company's and Parent's management teams, along with their respective financial advisors, met to discuss due diligence matters.

        On March 12, 2004, Mr. Mosner called Mr. Riley and sent a letter to Mr. Riley stating that Parent was interested in acquiring the Company in a transaction in which the stockholders of the Company would receive $42.00 per share in cash for all the outstanding shares (including the cash-out of outstanding stock options). Mr. Mosner stated that this non-binding indication of interest was subject to further due diligence and negotiation of a definitive agreement, but not subject to a financing condition. Mr. Mosner requested that the Company agree to a thirty-day exclusivity period while Parent completed its due diligence. Mr. Riley told Mr. Mosner that he would convey Mr. Mosner's proposal to the Board, but that he believed the Board would not be inclined at that time to pursue a transaction on the terms described by Mr. Mosner. Mr. Mosner expressed interest in continuing discussions regardless of the Board's decision.

        On March 15, 2004, the Board met to consider Parent's proposal. Morgan Stanley gave a preliminary summary of the valuation work that they were preparing in order to assist the Board in its discussions with Parent. The Board concluded that, based on Mr. Riley's discussion with Mr. Mosner, and the advice it received from Skadden and Morgan Stanley, it was likely that Parent had not presented its best offer for consideration, and instructed Mr. Riley to advise Mr. Mosner that the Company was not prepared at this time to continue the discussions with Parent unless Mr. Mosner improved the offer price.

        Mr. Riley called Mr. Mosner on March 16, 2004 and advised him of the position of the Board. In response, Mr. Mosner indicated that Parent needed additional information before it could reconsider the price.

        Over the next week, discussions ensued between Mr. Mosner and Mr. Riley and between Morgan Stanley and Goldman, Sachs & Co. financial advisor to Parent, concerning the additional information Parent needed in order to reconsider its non-binding offer price.

        On March 19, 2004, the Board met and was briefed by Mr. Riley, Skadden and Morgan Stanley on the events since the last Board meeting.

        On March 25, 2004, Mr. Mosner telephoned Mr. Riley. Mr. Mosner indicated Parent's desire to continue discussions and indicated that Parent might be willing to improve its non-binding offer price if the Company could provide further information supporting such an improvement. Mr. Riley agreed to provide additional information, but stressed the need to bring this process to a definitive conclusion in a short period of time.

        On April 2, 2004, members of the Company's management team, including Mr. Riley and Daniel Junius, the Chief Financial Officer of the Company, and Parent's management team, including Mr. Mosner and Douglas Treff, the Chief Financial Officer of Parent, along with their respective financial advisors, met to address Parent's additional informational requests.

        On April 6, 2004, Mr. Mosner called Mr. Riley and sent a follow-up letter stating that Parent was prepared to raise its non-binding offer price to $43.00 per share in cash, subject to completion of due diligence and other conditions previously communicated to the Company.

        On April 7, 2004, the Board again met and Mr. Riley reported on Mr. Mosner's latest proposal. After being briefed by Mr. Riley and the Company's advisors, the Board determined that Mr. Riley should inform Mr. Mosner that the Board was not inclined at this time to pursue a transaction with Parent at $43.00 per share, which Mr. Riley did later that day.

        On April 15, 2004, Mr. Mosner called Mr. Riley and reported that Parent would not raise its non-binding offer price.

        On April 19, 2004, Mr. Riley called Mr. Mosner to tell him that if Parent could increase its offer price to $44.00 per share, Mr. Riley would take it to the Board for their consideration.

        On April 22, 2004, the Board held its regularly scheduled quarterly meeting. Skadden reviewed and discussed with the Board their fiduciary duties under Delaware law with respect to a potential sale of the Company. During the meeting Mr. Mosner called Mr. Riley and increased the non-binding offer price to $44.00 per share in cash subject to Parent being given an additional thirty-day period in which to conduct further due diligence and the Company's agreeing to a thirty-day exclusivity period while Parent completed its due diligence. Mr. Riley informed Mr. Mosner that it was unlikely that the Board would agree to such an extended diligence period or an exclusivity period.

        The next morning, the Board reconvened its meeting. Morgan Stanley updated its valuation analyses for the Board. After further discussion, the Board directed management to initiate negotiations of a definitive agreement with Parent pursuant to which the stockholders would receive $44.00 per share in cash for all the outstanding shares of the Company's stock, with the understanding that the definitive terms of the transaction would be presented to the directors for consideration at a subsequent meeting.

        Over the next few days, the Company and Parent, and their respective advisors, entered into discussions regarding the further operational, financial and legal diligence to be conducted by Parent, the time period for such diligence and whether the Company would agree to deal exclusively with Parent during this period.

        On April 27, 2004, the Board met to receive a status report on the discussions with Parent. Mr. Riley reported on developments since the last meeting of the Board, including that he, Morgan Stanley and Skadden had each spoken with their respective counterparts with respect to the exclusivity issue, and that Parent and its advisors had strongly suggested that Parent would not initiate any negotiations of a definitive agreement without some form of limited exclusivity formally agreed to by the Company. The Board gave Mr. Riley general authorization to resolve the exclusivity issue after obtaining further advice from Skadden and Morgan Stanley.

        On April 29, 2004, Parent and the Company entered into a letter agreement providing that the Company and its advisors would terminate discussions, if any, regarding alternative transactions to the possible business combination proposed by Parent and that, until May 17, 2004, the Company would not solicit any alternative proposals for a possible business combination.

        On the evening of May 4, 2004, Dorsey & Whitney LLP, legal counsel to Parent, distributed a draft Merger Agreement to the Company, Skadden and Morgan Stanley. From such time through the early morning of May 17, 2004, representatives of the Company and Parent working with their respective legal and financial advisors, negotiated and finalized the terms of the Merger Agreement and other terms of the transaction.

        On May 6 and May 7, 2004, Messrs. Riley and Junius met with Messrs. Mosner and Treff. The group discussed certain matters concerning the proposed business combination.

        On May 14, 2004, a meeting of the Board was held. Mr. Riley updated the directors on the negotiations of the Merger Agreement including the open issues. Skadden reviewed with the Board materials summarizing the terms of the Merger Agreement in its current state. Morgan Stanley updated the Board on its valuation analyses which were subject to the resolution of the remaining open issues and Morgan Stanley's review of the definitive agreement. The Board authorized management to continue negotiation of the Merger Agreement and agreed to reconvene on Sunday, May 16, 2004 to continue its deliberations regarding the possible business combination proposed by Parent.

        On the evening of May 16, 2004, a meeting of the Board was held. Skadden summarized the material changes in the Merger Agreement since the last meeting and Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing that, as of May 16, 2004, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares (other than Parent, the Company and their respective affiliates). The legal and financial advisors addressed questions from the Board. After a general discussion involving all of the members of the Board, the Board by a unanimous vote approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, determined that the Offer and the Merger were advisable, fair to and in the best interests of the Company's stockholders, and recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of stockholders of the Company called to consider approval of the Merger and the Merger Agreement.

        The Merger Agreement was signed early in the morning of May 17, 2004 and the transaction was publicly announced later that morning.

        (c)   Reasons for the Recommendation.

        In reaching its conclusions and recommendations described above, the Board consulted with the Company's senior officers, legal counsel and financial advisors and took into account numerous factors, including but not limited to the following:

  (i)
  the terms and conditions of the Offer and the Merger Agreement;

  (ii)
  the current and historical financial condition, results of operations, business and prospects of the Company;

  (iii)
  the Board's recent evaluation of the Company's strategic plan and the industry consolidation occurring in the Company's core printed products business;

  (iv)
  consideration of the analyses of Morgan Stanley regarding possible strategic alternatives and business opportunities for the Company, including an analysis of the Company if it were to remain independent and continue to do business in the segments in which it is currently operating, taking into account the risks inherent in remaining independent, and the prospects of the Company going forward as an independent entity;

  (v)
  the presentation of Morgan Stanley as to various financial matters and the written Morgan Stanley Opinion (as defined below), dated May 16, 2004, to the effect that, as of the date of the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders (other than Parent, the Company and their respective affiliates). The full text of the Morgan Stanley Opinion which sets forth the procedures followed, the factors considered and the assumptions made by Morgan Stanley in arriving at its opinion is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read the Morgan Stanley Opinion carefully and in its entirety;

  (vi)
  the fact that the Merger Agreement, while prohibiting the Company from soliciting any competitive proposal, does permit the Company to respond to a bona fide written unsolicited Acquisition Proposal (as that term is defined in the Merger Agreement) by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that a majority of the Board determines in good faith (after consultation with its financial advisor) that such third party's Acquisition Proposal is reasonably likely to result in a Superior Proposal (as that term is defined in the Merger Agreement) and the Board determines (after consultation with outside counsel) that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations. The Company may accept, recommend, or enter into an agreement with respect to such Acquisition Proposal if (A) a majority of the Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal, (B) a majority of the Board determines (after consultation with outside counsel) that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations, (C) the Board gives Parent three business days to propose a written offer that is at least as favorable as the Superior Proposal from a financial point of view, (D) the Company pays Parent a termination fee equal to the sum of (1) Parent's expenses (up to a maximum amount not to exceed $3 million) and (2) $23 million and (E) the Company terminates the Merger Agreement pursuant to its terms;

  (vii)
  the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration, and that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes;

  (ix)
  the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer;

  (x)
  the representation of Parent that it has sufficient cash or access to cash to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition;

  (xi)
  the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner; and

  (xii)
  the regulatory approvals required to consummate the Offer, including antitrust approvals, and the prospects for receiving such approvals.

        In making its recommendation, the Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares and options to purchase Shares as referenced in the Information Statement attached hereto as Annex B and incorporated herein by reference.

        The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

        The Board recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

        It is expected that, if the Shares were not to be purchased by Purchaser in accordance with the terms of the Offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Board, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

        (d)   Opinion of the Company's Financial Advisor.

        At the May 16, 2004 Board meeting, Morgan Stanley reviewed with the Board its financial analysis of the consideration payable in the transaction. Following the meeting, Morgan Stanley delivered its written opinion (the "Morgan Stanley Opinion") to the Board that, as of May 16, 2004, based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company (other than Parent, the Company and their respective affiliates).

        The full text of the Morgan Stanley Opinion, dated May 16, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The Morgan Stanley Opinion is directed to the Company's Board and addresses only the fairness of the consideration from a financial point of view to holders of Shares (other than Parent, the Company and their respective affiliates) as of the date of such opinion and does not address any other aspect of the Merger. The Morgan Stanley Opinion is not a recommendation to any Company stockholder to tender Shares as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter, and should not be relied upon by the Company's stockholders as such. The summary of the Morgan Stanley Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the Morgan Stanley Opinion attached hereto as Annex A, which should be read carefully and in its entirety.

        (e)   Intent to Tender.

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power, except that certain executive officers may make charitable donations of some of their Shares prior to the date of expiration of the Offer in lieu of tendering such Shares.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Company has retained Morgan Stanley as its financial advisor in connection with the Offer and the Merger. The Company has also engaged Morgan Stanley to provide a financial opinion letter in connection with the Merger Agreement, the Offer and the Merger, which is filed hereto as Annex A and is incorporated herein by reference.

        Pursuant to an engagement letter between Morgan Stanley and the Company (the "Engagement Letter"), the Company agreed to pay Morgan Stanley customary fees.

        The Company has also agreed in the Engagement Letter to reimburse Morgan Stanley for all reasonable expenses incurred in performing its services and to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

        The Company has retained Georgeson Shareholder Communications Inc. ("Georgeson") to distribute information, including this Statement, on behalf of the Company in connection with the Offer and related matters. The Company will pay Georgeson customary compensation for services rendered and will reimburse Georgeson for its out-of-pocket expenses.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Except as set forth in this Item 6, no transactions in the Shares have been effected during the last sixty days by the Company or any of its subsidiaries or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

        On May 21, 2004, a regular quarterly dividend of $0.22 per Share was paid to the stockholders of record on May 7, 2004. Dividend payments were paid to the holders of unvested restricted stock awards, including executive officers, to the same extent they were paid on the Shares generally, except that such dividend payments were paid in Shares having a fair market value equal to the dividend payment, and these additional Shares are subject to the same restrictions that are applicable to the underlying restricted Shares. The fair market value used to calculate the number of Shares issuable to holders of unvested restricted stock awards was $43.80 (the closing price of the Shares on May 20, 2004).

        On November 3, 2003, Robert J. Murray adopted a trading plan to permit the disposition of Shares acquired through the exercise of stock options granted by the Company, from time to time, under the safe harbor provided by Rule 10b5-1 promulgated under the Exchange Act (the "Trading Plan"). On March 18, 2004 and March 24, 2004, Mr. Murray sold 11,000 and 12,000 Shares, respectively, at $33.00 per Share on the open market pursuant to the Trading Plan. On May 17, 2004, Mr. Murray terminated the Trading Plan in accordance with its terms following the public announcement that Parent intended to commence a tender offer for all outstanding Shares.

        The Company's 401(k) Plan (the "401(k) Plan") includes a unitized Company stock fund. Units represent ownership interests in a fund that includes both Shares and a reserve of cash used to pay participants who withdraw from the fund. The number of Shares beneficially owned by each participant in the 401(k) Plan is expressed in equivalent Shares on each participant's quarterly 401(k) Plan statement. The amount of Shares attributed to a participant in the 401(k) Plan and expressed in equivalent Shares may change from time to time without the volition of the participant and depends upon the amount of cash in the fund, the fair market value of Shares and the number of plan participants. A portion of the investment in the 401(k) Plan of each executive officer is held in the Company stock fund. Shares are purchased on a regular basis by the trustee of the 401(k) Plan for the benefit of the executive officers pursuant to employer contributions and, in certain cases, employee directed contributions.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

        Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information to be Furnished.

        (a)   Delaware Business Combination Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated in the Merger Agreement.

        (b)   Appraisal Rights.

        No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated by means of a stockholder vote pursuant to Section 251 of the DGCL, holders of Shares may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Alternatively, if the Merger is consummated without a stockholder vote pursuant to Section 253 of the DGCL, holders of Shares may have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash for the value of, their Shares. In either case, such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from expectation or accomplishment of the Merger) required to be paid in cash to such holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in Section 262 of the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        (c)   Rights Agreement Amendment.

        In connection with the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the consummation of the Offer, and to cause the Rights issued pursuant to the Rights Agreement to expire immediately prior to the Effective Time of the Merger. The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 2 to the Rights Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

        (d)   Short-form Merger.

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

        (e)   Directors Designations by Parent.

        The Information Statement attached hereto as Annex B is being furnished to the Company's stockholders in connection with the possible designation by Parent, pursuant to the Merger Agreement,

of certain persons to the Company's Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

        (f)    Antitrust—U.S.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to such requirements.

        Pursuant to the requirements of the HSR Act, Parent and the Company have filed the required Premerger Notification and Report Forms with the Antitrust Division and the FTC on May 18, 2004 and May 19, 2004, respectively. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on June 2, 2004. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The description of this regulatory approval process contained in the section of the Offer to Purchase entitled "United States Antitrust Clearance" is incorporated herein by reference.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9.    Exhibits.

INDEX TO EXHIBITS

Exhibit No.
Exhibit (a)(1)	Offer to Purchase dated May 25, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to the Company on May 25, 2004 (the "Schedule TO"))
Exhibit (a)(2)	Letter of Transmittal dated May 25, 2004 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
Exhibit (a)(3)
Press Release issued by Parent dated May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on May 17, 2004) and Transcript of conference call by Parent on May 17, 2004 relating to the proposed acquisition of the Company by Parent (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on May 17, 2004)
Exhibit (a)(4)	Press Release issued by the Company dated May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company on May 17, 2004)

Exhibit (a)(5)	Notice to Participants in the 401(k) Plan For Employees of the Company dated May 25, 2004
Exhibit (a)(6)	Summary Advertisement published in The Wall Street Journal dated May 25, 2004 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO)
Exhibit (a)(7)	Letter to Stockholders of the Company dated May 25, 2004
Exhibit (a)(8)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
Exhibit (a)(9)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
Exhibit (e)(1)	Opinion of Morgan Stanley & Co. Incorporated dated May 16, 2004 (included as Annex A to this Statement)
Exhibit (e)(2)	Agreement and Plan of Merger dated as of May 17, 2004, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO)
Exhibit (e)(3)	This Information Statement of the Company dated as of May 25, 2004 (included as Annex B to this Statement)
Exhibit (e)(4)	Confidentiality Agreement between Parent and the Company dated February 12, 2004 (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
Exhibit (e)(5)
Amendment No. 1 dated as of November 1, 2001 and Amendment No. 2 dated May 17, 2004 to the Amended and Restated Rights Agreement dated as of October 20, 1994, between the Company and EquiServe Trust Company, N.A., as Rights Agent
Exhibit (e)(6)
Letter Agreement dated May 9, 2003, between the Company and George P. Allman (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003)
Exhibit (e)(7)
Form of Change in Control Severance Agreement between the Company and certain executive officers of the Company (incorporated by reference to Exhibit 10.15.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001)
Exhibit (e)(8)
Form of First Amendment to Change in Control and Severance Agreement dated May 5, 2003, between the Company and certain executive officers of the Company. (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003)
Exhibit (e)(9)
List of Executive Officers of the Company Who Have Entered Into Change in Control Agreements (incorporated by reference to Exhibit 10.13.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003)
Exhibit (e)(10)
Change in Control Severance Agreement dated January 23, 2004, between the Company and Richard T. Riley (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2004)
Exhibit (g)	None

Annex A Opinion of Morgan Stanley & Co. Incorporated dated May 16, 2004
Annex B The Information Statement of the Company dated as of May 25, 2004

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW ENGLAND BUSINESS SERVICE, INC.
By:	/s/ RICHARD T. RILEY
Name:	Richard T. Riley
Title:	President and Chief Executive Officer

Dated: May 25, 2004

Annex A

One Financial Place 440 South LaSalle Street Chicago, IL 60605 tel 312 706 4000

May 16, 2004

Board of Directors
New England Business Service, Inc.
500 Main Street
Groton, Massachusetts 01471

Members of the Board:

        We understand that New England Business Service, Inc. (the "Company"), Deluxe Corporation ("Deluxe") and Hudson Acquisition Corp., a wholly owned subsidiary of Deluxe ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated May 16, 2004 (the "Merger Agreement"), which provides, among other things, for (a) commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") for $44.00 per share, net to the seller in cash, and (b) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Deluxe and each issued and outstanding share of Company Common Stock, other than shares held in treasury or held by Deluxe, the Company, or any affiliate of Deluxe or the Company, or as to which dissenters' rights have been perfected, will be converted into the right to receive $44.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Deluxe, the Company and their respective affiliates).

        For purposes of the opinion set forth herein, we have:

  i)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  iii)
  reviewed certain financial forecasts of the Company prepared by the management of the Company;

  iv)
  discussed the past and current operations and financial condition and the prospects of the Company with senior management;

  v)
  reviewed the reported prices and trading activity for the Company Common Stock;

  vi)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

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  vii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  viii)
  reviewed the pro forma impact of the Merger on Deluxe's financial position;

  ix)
  participated in discussions and negotiations among representatives of the Company and Deluxe and their financial and legal advisors;

  x)
  reviewed the Merger Agreement and certain related documents; and

  xi)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial forecasts and other financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company, nor did we negotiate with any parties, other than Deluxe, which may have expressed interest in the possible acquisition of, or combination with, the Company.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services to the Company and have received fees for the rendering of these services.

        It is understood that this letter is for the information of the Board of Directors of the Company and may not be disclosed or referred to publicly or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the U.S. Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

        Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Deluxe, the Company and their respective affiliates).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
By:
/s/ WILLIAM H. STRONG William H. Strong Managing Director
Vice Chairman Investment Banking

A-2

Annex B

NEW ENGLAND BUSINESS SERVICE, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

        This Information Statement is being mailed on or about May 25, 2004, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, par value $1.00 per share (the "Common Shares"), of New England Business Service, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Participating Preferred Stock (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of October 20, 1994, as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, are hereinafter referred to individually as a "Share" and collectively as, the "Shares"). As of May 21, 2004, there were 13,338,775 Shares outstanding. Each Share is entitled to one vote.

        The Schedule 14D-9 relates to the cash tender offer by Hudson Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated May 25, 2004, filed with the Securities and Exchange Commission ("SEC"), to purchase all of the outstanding Shares at a price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to serve on at least one-half of the seats on the Board of Directors of the Company (the "Board").

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Parent provided the information in this Information Statement concerning Parent and Purchaser, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

BACKGROUND INFORMATION

        On May 17, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, Purchaser will merge with and into the Company (the "Merger," and together with the Offer, the "Transaction"). Upon consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation and will continue its corporate existence under the laws of the State of Delaware and the separate corporate existence of Purchaser will cease.

        At the Effective Time (by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or any holders of the Shares) (a) each Share held immediately prior to the Effective Time by the Company or any wholly owned subsidiary of the Company and each issued and outstanding Share owned by Parent, Purchaser or any other subsidiary of Parent will be automatically cancelled and no payment or consideration will be made with respect to such Shares (the "Cancelled Shares") and (b) each issued and outstanding Share, other than the Cancelled Shares and, where applicable, other than Shares held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL, will be converted into the right to receive $44.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). As a result of the Transaction, the Company will become a direct or indirect, wholly owned subsidiary of Parent.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

        The Merger Agreement provides that, upon the purchase of Shares pursuant to the Offer and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and to the extent permitted by the New York Stock Exchange, Inc. (the "NYSE")), Parent will be entitled to designate such number of directors to serve on the Board (the "Designees"), rounded up to the next whole number, as will give Purchaser representation on the Board equal to the product of (a) the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) and (b) the percentage that the number of Shares beneficially owned by Parent or Purchaser (including Shares accepted for payment in the Offer) bears to the number of Shares outstanding. The Company will promptly take such actions as are necessary to enable such Designees to be elected or appointed to the Board, including increasing the size of the Board and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of Independent Directors (as defined below) are serving on the Board in order to satisfy the NYSE listing requirements). The Merger Agreement provides further that the Company will cause individuals designated by Parent to constitute the same percentage as is on the entire Board (after giving effect to the previous sentence) to be on (a) each committee of the Board and (b) each board of directors and each committee thereof of each subsidiary of the Company.

        Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on the date that the Merger Agreement was executed and who are not employed by the Company and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries ("Independent Directors").

        As of the date of this Information Statement, the final determination has not been made as to which directors of the Company will serve as Independent Directors.

Information with Respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the current directors of Parent (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any positions with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

        The following information sets forth the name, current business address, business telephone and current principal occupation or employment, and material occupations, positions, offices or employments and business address thereof for the past five years of each Potential Designee. Unless otherwise indicated, the current business address and telephone number of each Potential Designee is c/o Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126, (651) 483-7111. Each Potential Designee is a citizen of the United States. Unless otherwise indicated, each occupation set forth below refers to employment with Parent.

        Lawrence J. Mosner (Chairman and Chief Executive Officer of Parent) has been a director since August 1999. Mr. Mosner joined Deluxe in November 1995 as president of Deluxe Direct. He became president of the Deluxe Financial Services unit in February, 1997, executive vice president of Deluxe Corporation in July, 1997 and vice chairman in 1999. He assumed the role of chairman and CEO in January of 2001. Before joining Deluxe, Mr. Mosner was executive vice president and chief operating officer at Hanover Direct. He also spent more than 28 years with Sears Roebuck and Company.

        Ronald E. Eilers (President and Chief Operating Officer of Parent) has been a director since August 2000. Mr. Eilers joined Deluxe Corporation in 1988 when Deluxe acquired Current, Inc. From 1990 to 1995, he was vice president and general manager of Current's direct mail check business. He then became president of PaperDirect, Inc., (a Deluxe subsidiary) and also served as the manager of Deluxe's business forms division. In 1996, he was named vice president of Deluxe Direct and the next year he became president. In August of 1997, Mr. Eilers became a senior vice president and was assigned to manage Deluxe Paper Payment Systems. In May 2000 he became president and COO of Parent.

        Charles A. Haggerty (Chairman (Retired), Western Digital Corporation) has been a director since December 2000. Mr. Haggerty was Chairman of the Board of Western Digital Corporation from July 1993 until his retirement in June 2000. Mr. Haggerty was also Chief Executive Officer of Western Digital from July 1993 to January 2000, and was President from June 1992 to July 1993. Western Digital is a manufacturer of hard disk drives. Mr. Haggerty is also a director of Beckman Coulter, Inc. and Pentair, Inc.

        William A. Hawkins, III (Senior Vice President, Medtronic, Inc., and President, Medtronic Vascular) has been a director since May 2004. Since January 2002, Mr. Hawkins has served as Senior Vice President of Medtronic, Inc., a medical device company, and President of its vascular business. Prior to joining Medtronic, Mr. Hawkins served as Chief Executive Officer of Novoste Corporation, a medical device company, from April 1999 to 2001, and as President of Novoste from June 1998.

        Cheryl Mayberry Mckissick (Chairperson and Chief Executive Officer, Nia Enterprises, LLC) has been a director since December 2000. Nia Enterprises, LLC is an interactive communications company for diversity marketing and database services, of which Ms. McKissack is also the founder. From November 1997 to November 2000, Ms. McKissack served as Senior Vice President and General Manager of worldwide sales and marketing for Open Port Technology, Inc., a provider of internet infrastructure messaging solutions. Ms. McKissack also serves as director of Private Bancorp, Inc.

        Stephen P. Nachtsheim (Vice President (Retired), Intel Corporation) director since November 1995. Mr. Nachtsheim was a Corporate Vice President of Intel Corporation, a designer and manufacturer of integrated circuits, microprocessors and other electronic components, and the co-director of Intel Capital from 1998 until his retirement in July 2001. From 1994 until 1998, Mr. Nachtsheim served as the General Manager of Intel's Mobile/Handheld Products Group.

        Mary Ann O'Dwyer (Senior Vice President-Finance and Operations and Chief Financial Officer, Wheels, Inc.) has been a director since October 2003. Ms. O'Dwyer joined Wheels, Inc. in 1991 and has been their chief financial officer since 1994. She also has held the position of Senior Vice

President-Finance and Operations since 2000. Wheels, Inc. is a provider of automotive fleet management services.

        Martyn R. Redgrave (Executive Vice President-Finance and Chief Financial Officer, Carlson Companies, Inc.) has been a director since August 2001. Mr. Redgrave has been the Executive Vice President-Finance and Chief Financial Officer of Carlson Companies, Inc. since 1994. Carlson Companies is a worldwide provider of hospitality, travel and marketing services.

        Robert C. Salipante (President, Sun Life Financial U.S.) has been a director since November 1996. Mr. Salipante is President of Sun Life Financial U.S., a position he assumed in February 2003. Sun Life is a financial services organization. Prior to joining Sun Life, Mr. Salipante served as President and General Manager of ING US Financial Services, a financial services company, from October 2001 to April 2002, and General Manager and Chief Executive Officer of ING US Retail Financial Services from September 2000 to October 2001, a position he assumed when ING US Financial Services acquired ReliaStar Financial Corp. Mr. Salipante was President and Chief Operating Officer of ReliaStar, a financial services company, from July 1999 through August 2000, and served as Senior Vice President, Personal Financial Services of ReliaStar from November 1996 through July 1999. He joined ReliaStar in July 1992 as Senior Vice President and Chief Financial Officer.

CURRENT BOARD OF DIRECTORS

        The Board currently consists of ten members who will hold office until the 2004 annual meeting of stockholders and until their respective successors are elected and qualified, subject to their prior death, resignation or removal.

Information About the Directors

        William T. End, age 56, has been a director of the Company since 2000. Mr. End was Executive Chairman of the Board of Cornerstone Brands, Inc., a catalog retailer, from 2001 to his retirement in 2002. Prior to that he was Chairman and Chief Executive Officer of Cornerstone Brands, Inc. from 1995 to 2001. From 1991 to 1995, Mr. End was employed by Lands' End, Inc., a catalog retailer, most recently as President and Chief Executive Officer, and from 1975 to 1991 he was employed by L.L. Bean, Inc., a catalog retailer, most recently as Executive Vice President. Mr. End is a director of IDEXX Laboratories, Inc.

        Neil S. Fox, age 64, has been a director of the Company since 1999. Mr. Fox has been Chairman and Chief Executive Officer of Neil Fox Consultancy, which provides consulting services in the field of marketing management and direct response marketing, since 2000. Prior to that he was Chairman and Chief Executive Officer of Lowe Fox Pavlika, a marketing consulting firm affiliated with the Interpublic Group of Companies, from 1998 to 2000. Prior to that he was Chairman of Fox Pavlika & Partners for more than five years. Mr. Fox is also President and Chief Executive Officer of Punchline Network Inc., a customer relationship management services firm that he founded in 2002.

        Robert L. Gable, age 73, has been a director of the Company since 1996, and has served as lead director since 2002. Mr. Gable was Chairman of Unitrode Corporation, a supplier of electronic components and sub-systems, from 1990 until his retirement in 1998, and was Chief Executive Officer of Unitrode from 1990 to 1997. Mr. Gable is a director of Ibis Technology Corporation.

        Thomas J. May, age 57, has been a director of the Company since 1999. Mr. May has been Chairman and Chief Executive Officer of NSTAR, an energy utility holding company formed in connection with the combination of BEC Energy and Commonwealth Energy Systems, and its principal operating subsidiaries since 1999. Prior to that he was Chairman and Chief Executive Officer of BEC Energy, an energy utility holding company, and its principal operating subsidiaries from 1998 to 1999. He has been Chairman and Chief Executive Officer of Boston Edison Company, a regulated public utility company, since 1994, and was President of Boston Edison from 1994 to 1999. Mr. May is a trustee of NSTAR and a director of Bank of America Corporation and Liberty Mutual Group.

        Herbert W. Moller, age 63, has been a director of the Company since 1996. Mr. Moller retired from The Gillette Company, a diversified consumer products company, in 1998, having been with Gillette for 32 years. Mr. Moller served in a variety of capacities during his career at Gillette, and during the six years immediately preceding his retirement, he was Vice President, Finance and Strategic Planning, Gillette North Atlantic Group.

        Robert J. Murray, age 62, has been a director of the Company since 1991. Mr. Murray has served as Chairman of the Board of the Company since 1995. From 1995 to 2003 he also served as Chief Executive Officer of the Company, and from 1995 to 2002 as President of the Company. Mr. Murray retired from The Gillette Company in 1995, having been with Gillette for more than 34 years. Mr. Murray served in a variety of capacities during his career at Gillette, and during the four years immediately preceding his retirement, he was Executive Vice President, North Atlantic Group of Gillette. Mr. Murray is a director of LoJack Corporation, Allmerica Financial Corporation, the Delhaize Group and Tupperware Corporation.

        Joseph R. Ramrath, age 47, has been a director of the Company since 2001. Mr. Ramrath has been a Managing Director of Colchester Partners LLC, an investment banking and strategic advisory firm, since 2002. Prior to that he was Executive Vice President and Chief Legal Officer of the United Asset Management division of Old Mutual plc, an international financial services firm headquartered in London, England, from 2000 to 2002. Prior to that he was Senior Vice President, General Counsel and Secretary of United Asset Management Corporation from 1996 until its acquisition by Old Mutual in 2000. Mr. Ramrath is a director of Allmerica Financial Corporation.

        Richard T. Riley, age 48, has been a director of the Company since 2002. Mr. Riley has served as President and Chief Executive Officer of the Company since January 1, 2004. Prior to that, he served as President and Chief Operating Officer of the Company from 2002 to 2003, as a Senior Vice President of the Company from 1998 to 2002, and as President, NEBS Direct Marketing from 2001 to 2002, as President, Integrated Marketing Services from 2000 to 2001, and as President of Rapidforms from 1992 to 2000.

        Brian E. Stern, age 56, has been a director of the Company since 1995. Mr. Stern has been a Senior Vice President of Xerox Corporation ("Xerox"), a provider of document processing products and services, since 1994. He has served as President of the Xerox Supplies Business Group since 2001, and prior to that he served as President of Xerox Technology Enterprises from 1999 to 2001, and as President of the Office Document Products Group of Xerox from 1994 to 1999. Mr. Stern is a director of HNI Corporation.

        M. Anne Szostak, age 53, has been a director of the Company since 1998. Ms. Szostak has been Executive Vice President and Corporate Director of Human Resources and Diversity of FleetBoston Financial Corporation, a diversified financial services company, since 1998. In addition, Ms. Szostak served as Chairman and Chief Executive Officer of Fleet Rhode Island from 2001 to 2003. Ms. Szostak is a director of Tupperware Corporation.

THE COMMON STOCK

        As of May 21, 2004, there were 13,338,775 Shares outstanding.

        As of December 31, 2003, to our knowledge there were five stockholders who owned beneficially more than 5% of the Shares. The table below contains information, as of that date (except as noted below), regarding the beneficial ownership of these persons or entities. Unless otherwise indicated, we believe that each of the persons or entities listed below has sole voting and investing power with respect to all the Shares indicated.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	1,358,400	(1)	10.2
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	1,120,800	(2)	8.48
Fenimore Asset Management, Inc. 384 North Grand Street Cobleskill, NY 12043	1,107,407	(3)	8.38
Barclays Global Investors, N.A. Barclays Global Fund Advisors 45 Fremont Street San Francisco, CA 94105	841,632	(4)	6.36
Robert J. Murray c/o New England Business Service, Inc. 500 Main Street Groton, MA 01471	776,212	(5)	5.62

(1)
Information is based on a Schedule 13G dated February 13, 2004, filed with the SEC by T. Rowe Price Associates, Inc. ("Price Associates") for the period ended December 31, 2003. According to the Schedule 13G, Price Associates has sole voting power with respect to 245,200 of these Shares, and no voting power with respect to 1,113,200 of these Shares. These securities are owned by various individual and institutional investors including T. Rowe Price Small-Cap Stock Fund, Inc. (which owns 911,000 Shares, representing 6.8% of the Shares outstanding), which Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims beneficial ownership of such securities.

(2)
Information is based on a Schedule 13G dated February 5, 2004, filed with the SEC by Royce & Associates, LLC for the period ended December 31, 2003.

(3)
Information is based on a Schedule 13G dated February 9, 2004, filed with the SEC by Fenimore Asset Management, Inc. and Thomas O. Putnam for the period ended December 31, 2003.

(4)
Information is based on a Schedule 13G dated February 13, 2004, filed with the SEC by Barclays Global Investors, N.A., Barclays Global Fund Advisors and other affiliated entities for the period ended December 31, 2003. According to the Schedule 13G, the Barclays entities have sole voting and investment power with respect to 713,199 of these Shares, and no voting or investment power with respect to 128,433 of these Shares.

(5)
Includes: (a) 295,162 Shares owned jointly by Mr. Murray and his wife (as to which Mr. Murray shares voting and investment power); (b) 462,000 Shares underlying stock options, each of which will be cancelled as of the consummation of the Merger and will solely represent the right to receive cash equal to the excess of the Merger Consideration over the exercise price of such stock option; (c) 10,836 restricted Shares awarded under the Company's equity-based plans (as to which Mr. Murray has sole voting power, but no investment power) and (d) 8,213 equivalent Shares allocated to his account in the Company's 401(k) plan. This information is current as of May 21, 2004.

How much stock do the Company's directors and executive officers own?

        On May 21, 2004, the directors and the executive officers of the Company named in the summary compensation table below, and all of the directors and executive officers of the Company as a group beneficially owned the number of Shares shown below:

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent(1)
William T. End(2)	14,152	*
Neil S. Fox(3)	13,662	*
Robert L. Gable(4)	31,788	*
Thomas J. May(5)	15,820	*
Herbert W. Moller(6)	21,888	*
Robert J. Murray(7)	776,212	5.62
Joseph R. Ramrath(8)	12,530	*
Richard T. Riley(9)	221,777	1.64
Brian E. Stern(10)	17,921	*
M. Anne Szostak(11)	16,498	*
George P. Allman(12)	164,380	1.22
Daniel M. Junius(13)	99,064	*
Robert D. Warren(14)	144,896	1.08
All directors and executive officers as a group (18 persons)(15)	1,954,941	13.32

*
Less than one percent

(1)
The number and percent of the Shares with respect to each named beneficial owner are calculated to include Shares underlying all stock options held by such beneficial owner. Upon the consummation of the Merger, each stock option will be cancelled and will solely represent the right to receive cash equal to the excess of the Merger Consideration over the exercise price of such stock option.

(2)
Includes: (a) 4,152 Shares owned by Mr. End individually and (b) 10,000 Shares underlying stock options.

(3)
Includes: (a) 2,662 Shares owned jointly by Mr. Fox and his wife (as to which Mr. Fox shares voting and investment power) and (b) 11,000 Shares underlying stock options.

(4)
Includes: (a) 14,788 Shares owned by Mr. Gable individually; (b) 14,000 Shares underlying stock options and (c) 3,000 Shares owned by Mr. Gable's wife individually, as to which Mr. Gable disclaims beneficial ownership.

(5)
Includes: (a) 4,820 Shares owned by Mr. May individually and (b) 11,000 Shares underlying stock options.

(6)
Includes: (a) 7,888 Shares owned by Mr. Moller individually and (b) 14,000 Shares underlying stock options.

(7)
Includes: (a) 295,162 Shares owned jointly by Mr. Murray and his wife (as to which Mr. Murray shares voting and investment power); (b) 462,000 Shares underlying stock options; (c) 10,836 restricted Shares awarded under the Company's stock-based plans (as to which Mr. Murray has sole voting power, but no investment power) and (d) 8,213 equivalent Shares allocated to his account in the Company's 401(k) plan.

(8)
Includes: (a) 3,530 Shares owned jointly by Mr. Ramrath and his wife (as to which Mr. Ramrath shares voting and investment power) and (b) 9,000 Shares underlying stock options.

(9)
Includes: (a) 17,270 Shares owned by Mr. Riley individually; (b) 140,504 Shares underlying stock options; (c) 62,031 restricted Shares awarded under the Company's stock-based plans (as to which Mr. Riley has sole voting power, but no investment power) and (d) 1,971 equivalent Shares allocated to his account in the Company's 401(k) plan.

(10)
Includes: (a) 2,498 Shares owned by Mr. Stern individually; (b) 12,000 Shares underlying stock options and (c) 3,423 Shares owned by Mr. Stern's wife individually, as to which Mr. Stern disclaims beneficial ownership.

(11)
Includes: (a) 4,498 Shares owned jointly by Ms. Szostak and her husband (as to which Ms. Szostak shares voting and investment power) and (b) 12,000 Shares underlying stock options.

(12)
Includes: (a) 6,762 Shares owned by Mr. Allman individually; (b) 16,777 Shares owned by a family trust of which Mr. Allman is a co-trustee (as to which Mr. Allman shares voting and investment power); (c) 130,278 Shares underlying stock options; (d) 6,744 restricted Shares awarded under the Company's stock-based plans (as to which Mr. Allman has sole voting power, but no investment power) and (e) 3,817 equivalent Shares allocated to his account in the Company's 401(k) plan.

(13)
Includes: (a) 5,695 Shares owned by Mr. Junius individually; (b) 82,000 Shares underlying stock options; (c) 8,495 restricted Shares awarded under the Company's stock-based plans (as to which Mr. Junius has sole voting power, but no investment power) and (d) 2,872 equivalent Shares allocated to his account in the Company's 401(k) plan.

(14)
Includes: (a) 11,244 Shares owned jointly by Mr. Warren and his wife (as to which Mr. Warren shares voting and investment power); (b) 120,996 Shares underlying stock options; (c) 8,068 restricted Shares awarded under the Company's stock-based plans (as to which Mr. Warren has sole voting power, but no investment power) and (d) 4,586 equivalent Shares allocated to his account in the Company's 401(k) plan.

(15)
Includes: (a) 79,131 Shares owned by directors and executive officers individually; (b) 359,983 Shares owned jointly by directors and executive officers and their respective spouses (including family trusts); (c) 1,331,853 Shares underlying stock options; (d) 122,715 restricted Shares awarded to the executive officers under the Company's stock-based plans (as to which each has sole voting power, but no investment power); (e) 38,057 equivalent Shares allocated to the accounts of the executive officers under the Company's 401(k) plan and (f) 23,200 Shares owned individually by spouses of directors and executive officers, as to which the directors and executive officers disclaim beneficial ownership.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Under the federal securities laws, the directors and executive officers of the Company, and certain persons who own more than 10% of the Shares, are required to report their ownership of Shares and changes in that ownership to the SEC and the NYSE. Specific due dates for these reports have been established, and we are required to report any failure to file by these dates during the Company's fiscal year 2003.

        Based solely on our review of copies of the reports we have received, or written representations from certain reporting persons, we believe that, during the Company's fiscal year 2003, all of these reporting requirements were timely satisfied by our directors, executive officers and 10% holders, except that Form 4's reporting the purchase by Mr. May of 322 Shares from November 19, 1999 to August 22, 2003 pursuant to a broker-sponsored dividend reinvestment plan were filed late on September 15, 2003.

BOARD OF DIRECTORS AND COMMITTEES

What committees has the Board established?

        The Board has standing Audit, Organization and Compensation, Nominating and Governance, and Executive Committees. As described below under the heading "Independence of Directors," all of the current members of the Audit, Organization and Compensation, and Nominating and Governance Committees are deemed to be "independent directors" (as such term is defined under the listing standards of the NYSE).

        The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditor, and the performance of the Company's internal audit function and independent auditor. The current members of the Audit Committee are Messrs. Moller (chairman), May and Ramrath. The Audit Committee met five times during the last fiscal year.

        The Organization and Compensation Committee assists the Board in its oversight of the evaluation of management's performance, and reviews and makes recommendations to the Board concerning the election of corporate officers. In addition, the Organization and Compensation Committee discharges the Board's responsibilities relating to compensation of the Company's corporate officers, and administers and grants awards under the Company's stock-based plans. The current members of the

Organization and Compensation Committee are Messrs. Gable (chairman), End, Fox and May. The Organization and Compensation Committee met five times during the last fiscal year.

        The Nominating and Governance Committee assists the Board in identifying individuals qualified to become Board members, and recommends to the Board persons to be nominated for election as directors by the stockholders at the annual meeting of stockholders or by the Board to fill vacancies. In addition, the Nominating and Governance Committee assists the Board in developing the Company's corporate governance principles, and in overseeing the process by which the Board and its committees assess their effectiveness. The current members of the Nominating and Governance Committee are Ms. Szostak (chairman), and Messrs. End, Fox, Ramrath and Stern. The Nominating and Governance Committee met two times during the last fiscal year and recommended the persons nominated for election as directors by the stockholders at the 2003 annual meeting of stockholders.

        The Executive Committee may exercise all of the authority of the Board, except those powers that are expressly reserved to the Board by law, the Company's Certificate of Incorporation or Bylaws or resolution of the Board. The current members of the Executive Committee are Messrs. Riley (chairman), Gable, Murray and Moller and Ms. Szostak. The Executive Committee met or acted by unanimous written consent seven times during the last fiscal year.

How often did the Board meet in fiscal year 2003?

        The Board met or acted by unanimous written consent eleven times during the last fiscal year. All of the directors attended at least 75% of the meetings of the Board and committees of the Board on which they served.

        The non-management directors met four times during the last fiscal year in executive session, or in a special meeting, without management present. All meetings, or portions of meetings, of the Board at which only non-management directors were present were presided over by the lead director. The lead director of the Board is currently Robert L. Gable.

How are the directors compensated?

        Directors who are also employees of the Company receive no additional compensation for serving on the Board or its committees.

        Non-employee directors receive as compensation for all services as directors an annual retainer of $22,000, plus $1,000 for each Board meeting and each committee meeting (other than unscheduled meetings held on the same day as a Board meeting) which they attend. The most recent annual retainer was paid 50% in cash and 50% in Shares in accordance with the Company's Stock Compensation Plan.

        Each chairman of a committee (other than Messrs. Murray or Riley) receives an additional annual retainer. The additional annual retainer payable to the chairmen of the Organization and Compensation Committee and Nominating and Governance Committee is $5,000 in cash, the additional annual retainer payable to the chairman of the Audit Committee is $7,500 in cash, and the additional annual retainer payable to the lead director is $12,000 in cash.

        Under the terms of the NEBS 2002 Equity Incentive Plan, each non-employee director is annually granted on the tenth day following his or her election at the annual meeting of stockholders an option to purchase 3,000 Shares. In the case of the first annual meeting of stockholders at which a non-employee director is elected, the option grant to that director is for 5,000 Shares. Each of these option grants becomes exercisable one year after the date of grant, and expires ten years after the date of grant.

        Non-employee directors may defer receipt of their cash fees and retainers pursuant to a deferral plan. Deferred amounts are generally paid to the director beginning on the first day of the first fiscal year beginning after the director's 70th birthday, and may be paid in a lump sum at that time or in quarterly installments over a period not to exceed ten years. Interest is credited to each participating director's account quarterly at the so-called "prime rate" of interest of Fleet National Bank on the last preceding June 30th and December 31st. None of the current directors has elected to defer payments as described above.

Independence of Directors

        The Board has determined that a majority of the members of the Board should consist of "independent directors," determined in accordance with the NYSE rules for listed companies as in effect from time to time. Directors who are also employees of the Company are not considered to be "independent" for this purpose. The Board has determined that for a non-employee director to be considered independent, he or she may not have a direct or indirect material relationship with the Company. A material relationship is one which could potentially interfere with a director's independent judgment on behalf of the Company and its stockholders. In determining whether a material relationship exists, the Board considers the circumstances of any direct compensation received by a director or a member of a director's immediate family from the Company; any professional relationship between a director or a member of a director's immediate family and the Company's internal or external auditors; any participation by a corporate officer of the Company in the compensation decisions of other companies employing a director or a member of a director's immediate family as an executive officer; and commercial relationships between the Company and other entities with which a director is affiliated (as an executive officer, partner or substantial stockholder).

        Consistent with these considerations, the Board has determined that all of the members of the Board are "independent directors," except Messrs. Murray and Riley, who are current Company employees. In particular, the Board considered the commercial relationships described below under the heading "Certain Relationships and Related Transactions," and determined in each case that such relationships were not material. In this regard, the Board considered the arm's length nature of the relationships; the fact that none of the directors described therein had any direct or indirect involvement in setting the terms of the Company's relationships with their respective employers; and the fact that the aggregate payments by the Company to such directors' respective employers during the last fiscal year in each case constituted an amount equal to less than 2% of the respective consolidated gross revenues of the Company or such other entities.

Certain Relationships and Related Transactions

        At the end of fiscal year 2003, the Company had outstanding borrowings of approximately $26,625,000 from Fleet National Bank, one of several banks party to an unsecured, revolving credit facility with the Company. Fleet National Bank is a wholly owned subsidiary of FleetBoston Financial Corporation, of which M. Anne Szostak is an executive officer. Ms. Szostak is a director of the Company. The terms of the Company's revolving credit facility were negotiated on an arm's length basis, and management believes that such terms are no less favorable to the Company than could have been obtained from a comparably qualified unrelated third party.

        The Company paid approximately $2,342,200 to Xerox during fiscal year 2003, related primarily to the procurement, maintenance and operation of digital presses utilized throughout the Company's plants. Brian E. Stern is a Senior Vice President of Xerox, and is a director of the Company. Each of the transactions between the Company and Xerox was made in the ordinary course of business on an arm's length basis, and management believes that the terms of each such transaction were no less favorable to the Company than could have been obtained from a comparably qualified unrelated third party.

        The Company paid approximately $142,332 to NSTAR during fiscal year 2003, related to the provision of electricity by NSTAR to the Company's Chiswick facility located in Sudbury, Massachusetts. Thomas J. May is the Chairman and Chief Executive Officer of NSTAR, and is a director of the Company. The services provided by NSTAR to Chiswick were made in the ordinary course of business on an arm's length basis, and management believes that the terms for such services were no less favorable to the Company than could have been obtained from a comparably qualified unrelated third party.

        As described above under the heading "Independence of Directors," the Board has determined that, notwithstanding the commercial relationships described above, Ms. Szostak and Messrs. Stern and May are considered to be "independent directors."

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        No member of the Organization and Compensation Committee during the Company's last fiscal year is a present or former officer or employee of the Company or any of its subsidiaries. To the Company's knowledge, there are no other relationships involving members of the Organization and Compensation Committee or other directors of the Company which require disclosure in this Information Statement.

EXECUTIVE COMPENSATION

How were the executive officers compensated for fiscal year 2003?

        The following table sets forth all compensation paid by the Company to the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") in all capacities for the last three fiscal years.

Summary Compensation Table

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Award(1)
Name and Principal Position	Year	Salary	Bonus(2)	Other Annual Compensation(3)	Restricted Stock Awards(4)	Securities Underlying Options(5)	All other Compensation(6)
Robert J. Murray Chairman and Chief Executive Officer(7)	2003 2002 2001	$500,000 500,000 500,000	$94,049 94,015 —	$71,504 85,169 70,309	$188,846 181,309 —	— — 80,000	$13,596 17,819 18,655
Richard T. Riley President and Chief Operating Officer(7)	2003 2002 2001	343,750 275,000 210,000	65,853 76,739 —	— — —	179,424 125,578 —	50,000 — 30,000	80,742 74,062 11,267
Daniel M. Junius Executive Vice President, Chief Financial Officer and Treasurer	2003 2002 2001	223,750 206,667 195,000	36,304 33,856 —	— — —	117,063 111,261 —	5,000 — 30,000	12,820 11,177 11,729
George P. Allman Senior Vice President and President, Distributor Sales	2003 2002 2001	243,333 230,000 210,000	50,150 41,688 —	— — —	121,700 113,870 —	5,000 — 30,000	14,521 16,953 14,759
Robert D. Warren Senior Vice President and President, NEBS Direct Marketing	2003 2002 2001	222,917 196,667 185,000	61,125 52,907 —	— — —	125,340 117,617 —	5,000 — 30,000	17,045 16,394 10,343

(1)
The Company has not issued stock appreciation rights. In addition, the Company does not maintain a "long-term incentive plan," as that term is defined by applicable rules. Securities underlying options are Shares.

(2)
For fiscal years 2002 and 2003, 25% of the annual executive bonus for each Named Executive Officer was paid in the form of restricted Shares in lieu of cash. The dollar value of these restricted Shares is excluded from the amounts reported in this column, and is included under the column heading "Restricted Stock Awards."

(3)
The amounts reported include certain occupancy expenses associated with Mr. Murray's residence in Boston, Massachusetts and certain club membership dues that were paid directly by the Company, and the value of the Company's reimbursement to Mr. Murray for his tax liability arising from the Company's payment of such expenses and dues. For fiscal year 2003, such amounts were $52,169 in occupancy expenses and dues, and $19,335 in tax liability reimbursement.

(4)
The amounts reported include the value of restricted Shares that were awarded to each Named Executive Officer under the Company's Stock Compensation Plan in lieu of cash as part of his annual executive bonus for the years shown. For fiscal year 2003, the value of such awards was $31,346, $21,924, $12,063, $16,700 and $20,340 for Messrs. Murray, Riley, Junius, Allman and Warren, respectively. These awards vest on the third anniversary of the date of grant, except that such awards will vest immediately in the case of the holder's death, disability or retirement, or a change in control of the Company.

(5)
The amounts reported also include the value of payments to each Named Executive Officer under the 2002 and 2003 special performance bonus plans that were made in the form of restricted Shares issued under the Company's Stock Compensation Plan. For fiscal year 2003, the value of such awards was $157,500 for Messrs. Murray and Riley and $105,000 for each of the other Named Executive Officers. These awards vest in accordance with the following schedule: 15% on the date of the first annual meeting of stockholders following the date of grant; an additional 35% on the date of the second annual meeting of stockholders following the date of grant; and the remaining 50% on the date of the third annual meeting of stockholders following the date of grant, except that such awards will vest immediately in the case of the holder's death, disability or retirement, or a change in control of the Company.

Dividends are payable on unvested awards to the same extent as they are paid on Shares generally, except that such dividend payments are automatically reinvested in Shares, and the additional Shares are subject to the same restrictions that are applicable to the underlying restricted Shares.

As of June 28, 2003, each of the Named Executive Officers held the following number of unvested Shares of restricted stock having the corresponding fiscal year-end values, based on the closing price ($29.21) of the Shares on June 27, 2003, the last trading day of fiscal year 2003:

Name	Number of Shares	Value at Fiscal Year End
Robert J. Murray	9,428	$275,392
Richard T. Riley	6,302	184,081
Daniel M. Junius	5,121	149,584
George P. Allman	5,205	152,038
Robert D. Warren	5,731	167,403
(6)
The table below presents the components of this column for fiscal year 2003, which represent (a) the value of Company contributions to the account of each Named Executive Officer pursuant to the terms of the Company's 401(k) plan, (b) the value of premiums paid by the Company on group term life insurance for the benefit of the Named Executive Officers and (c) in the case of Mr. Riley, the portion of the principal on the Company's outstanding unsecured loan to Mr. Riley that was forgiven by the Company during fiscal year 2003. The terms of this loan are described elsewhere in this Information Statement under the heading "Employment Agreements; Change in Control Arrangements."

Name	401(k) Plan Contribution	Group Term Life Insurance Premium	Forgiven Principal on Unsecured Loan
Robert J. Murray	$12,777	$819	—
Richard T. Riley	19,923	819	$60,000
Daniel M. Junius	12,210	610	—
George P. Allman	13,859	662	—
Robert D. Warren	16,438	607	—
(7)
Mr. Murray resigned as Chief Executive Officer on December 31, 2003, and Mr. Riley became Chief Executive Officer on January 1, 2004.

Stock Option Plan

        The following table provides details regarding stock options granted to the Named Executive Officers during the 2003 fiscal year under the NEBS 2002 Equity Incentive Plan.

Option Grants in Last Fiscal Year

Name	Number of Shares Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share(2)	Expiration Date	Grant Date Present Value(3)
Robert J. Murray	—	—	—	—	—
Richard T. Riley	50,000	19.45%	$22.85	10/24/2012	$284,500
Daniel M. Junius	5,000	1.94%	22.85	10/24/2012	28,450
George P. Allman	5,000	1.94%	22.85	10/24/2012	28,450
Robert D. Warren	5,000	1.94%	22.85	10/24/2012	28,450

(1)
The awarded stock options vest as to 25% of the Shares covered by each award on the date of grant, and as to an additional 25% of the Shares covered by each award on each of the first three anniversaries of the date of grant, except that all of such options will vest immediately in case of a change in control of the Company.

(2)
The exercise price is equal to the fair market value per Share on the date of grant.

(3)
The estimated present values at grant date have been calculated using a Black-Scholes option pricing model, based upon the following assumptions: an expected life of option equal to 5.22 years; a dividend yield of 3.4%; expected volatility of 34.15%; and a risk-free interest rate of 3.25%, representing the interest rate on a U.S. Government zero-coupon bond on the date of grant, with a maturity corresponding to the expected life of the option.

        The following table shows stock options exercised by the Named Executive Officers during the last fiscal year, including the aggregate value realized upon exercise (representing the excess of the fair market value, at the time of exercise, of Shares acquired upon exercise, over the exercise price of the options). In addition, the table includes the number of Shares underlying both exercisable and unexercisable stock options at the end of the last fiscal year. The table also shows the value of "in-the-money" options, which represents the positive spread, if any, between the exercise prices of stock options held by each Named Executive Officer and the closing price ($29.21) of the Shares on June 27, 2003, the last trading day of fiscal year 2003.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values

	Number of Shares Acquired at Fiscal Year End
			Number of Unexercised Option at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End
Name		Value Realized
	Exercise		Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Murray	55,459	$611,152	474,319	36,250	$3,528,994	$285,816
Richard T. Riley	—	—	77,500	47,500	303,169	304,819
Daniel M. Junius	—	—	56,250	13,750	209,031	90,169
George P. Allman	—	—	106,528	13,750	586,462	90,169
Robert D. Warren	5,882	56,732	98,996	13,750	498,546	89,788

Stock Compensation Plan

        Under the Company's Stock Compensation Plan, the Organization and Compensation Committee may grant awards of Shares to officers and other key employees in lieu of cash in payment of all or part of their regular, bonus, or other special compensation. During fiscal year 2003, 50% of each non-employee director's annual retainer was paid in Shares in accordance with the terms of the Stock Compensation Plan. For fiscal year 2003, 25% of the annual executive bonus for each Named Executive Officer was paid in the form of restricted Shares issued under the Stock Compensation Plan. In addition, payments to each Named Executive Officer under the 2003 special performance bonus plan were made in the form of restricted Shares issued under the Stock Compensation Plan. The number of restricted Shares awarded to each Named Executive Officer under both the 2003 executive bonus plan and the 2003 special performance bonus plan was determined by the $29.35 closing price of Shares on the NYSE on July 31, 2003, which was the third business day following the public release of the Company's financial results for the fourth quarter of fiscal year 2003. The material terms of the awards are described in footnote 4 to the summary compensation table. Dividend payments on unvested awards of restricted Shares are reinvested in additional Shares under the Stock Compensation Plan, and the additional Shares are subject to the same restrictions that are applicable to the underlying restricted Shares.

Deferred Compensation Plan

        Officers of the Company, including the Named Executive Officers, may defer, until 60 days following the termination of employment with the Company, a portion of all compensation payable by the Company for personal services rendered to the Company. Each participating officer may request that the deferred amounts be allocated among several available investment options established and offered by the Company, subject to approval of the Company's retirement committee. These investment options are tied to market rates of return and are not subsidized by the Company. The benefits payable under the plan at any time to a participant following termination of employment is equal to the applicable deferred amounts, plus or minus any earnings or losses attributable to the investment of such deferred amounts. The amount of compensation in any given fiscal year that is deferred by a Named Executive Officer is included in the summary compensation table under the column headings "salary" or "bonus" (as appropriate).

        The Company has established a trust for the benefit of participants in the deferred compensation plan. Pursuant to the terms of the trust, as soon as possible after any deferred amounts have been withheld from a plan participant, the Company will contribute such deferred amounts to the trust to be held for the benefit of the participant in accordance with the terms of the plan and the trust. However, the assets in the trust will become available to the Company's creditors if the Company becomes insolvent or bankrupt. If the funds in the trust are insufficient to pay amounts due under the plan to a participant, the Company remains obligated to pay any deficiency.

Supplemental Executive Retirement Plan

        The Company maintains a supplemental executive retirement plan (the "SERP") for key employees who are designated as participants by the Organization and Compensation Committee. Key employees are generally not designated as participants in the SERP until they have at least five years of service, except that upon the occurrence of a change in control (as defined in the SERP), each key employee who is then party to an effective change in control severance agreement with the Company will automatically become a participant in the SERP, regardless of such employee's length of service. Benefits under the SERP are payable as a life annuity upon normal retirement at age 65, or in a reduced amount in the event of earlier retirement on or after age 55, and are based on age, length of service, the participant's highest annual base salary paid during the five years immediately preceding the termination of the participant's employment, and an average of the participant's three highest bonuses paid under the Company's annual executive bonus plan during the five years immediately preceding the termination of the participant's employment. Plan participants may elect to receive their benefits under the SERP in the form of a lump-sum payment if their employment with the Company is terminated following a change in control under circumstances entitling such participants to severance payments and benefits under an effective change in control severance agreement with the Company. Benefits payable under the SERP are not subject to any reduction for Social Security or other offset amounts.

        The following table shows the annual benefit payable under the SERP to participants who retire at or after the age 65.

Retirement Benefit Table

	Annual Retirement Benefit
Average Final Compensation Used as Basis for Computing Retirement Benefit	5 Years of Service	10 Years of Service	15 or More Years of Service
$200,000	$27,500	$55,000	$75,000
300,000	41,250	82,500	112,500
400,000	55,000	110,000	150,000
500,000	68,750	137,500	187,500
600,000	82,500	165,000	225,000
700,000	96,250	192,500	262,500

        As of June 28, 2003, Messrs. Murray, Riley, Allman and Warren, who are the only Named Executive Officers who participate in the SERP, had 9, 7, 9 and 9 years of service, respectively, for purposes of the SERP.

Employment Agreements; Change in Control Arrangements

        The Company entered into a letter agreement with Robert J. Murray in connection with his resignation as Chief Executive Officer of the Company on December 31, 2003. Pursuant to the agreement, following his resignation as Chief Executive Officer, Mr. Murray remains an employee of the Company through December 31, 2005, at an annual base salary of $250,000. The agreement also provides that Mr. Murray will be paid during this period an allowance of $40,000 per year, which is intended to compensate him for obtaining offsite office space and secretarial support for his professional use, and certain club membership dues. After December 31, 2003, Mr. Murray became ineligible to receive executive-level benefits, but he continues to participate in the FY2004 executive bonus plan (with his bonus appropriately pro-rated), and he continues as a participant in the SERP and will receive credit for his years of service during the remainder of the term of the agreement. Mr. Murray is not entitled to the compensation and benefits described in the agreement if his employment with the Company is terminated prior to December 31, 2005 by reason of his death or disability, or by the Company for "cause," as defined in the agreement (which includes, among other things, any breach of Mr. Murray's obligations in the agreement with respect to non-competition, non-solicitation, non-disparagement and confidentiality).

        In 2001, the Company provided an unsecured loan in the amount of $300,000 to Richard T. Riley in connection with his relocation to Massachusetts. The loan is interest-free, and 20% of the principal amount is being forgiven annually so long as Mr. Riley's employment with the Company has not been terminated voluntarily by Mr. Riley (except for good reason as described in the promissory note) or by the Company for cause. If the Company terminates Mr. Riley's employment for cause, or if he otherwise voluntarily terminates his employment (except for good reason), then the remaining unforgiven principal amount will become immediately due and payable, together with interest at the prime rate accruing from the date the loan becomes due to the date of payment. Mr. Riley is solely responsible for his income tax obligations, if any, based on the value of foregone interest and forgiven principal.

        The Company entered into a letter agreement with George P. Allman in connection with the change in his responsibilities resulting from the Company's acquisition of Safeguard Business Systems, Inc. The agreement is effective through July 14, 2006, and provides for an annual base salary of $260,000 through October 29, 2004, and an annual base salary of $130,000 thereafter for the remainder of the term of the agreement. Mr. Allman will no longer be eligible to receive executive-level benefits after October 29, 2004, although he will continue to participate in the FY2005 executive bonus plan (with his bonus appropriately pro-rated), and he will continue as a participant in the SERP and receive credit for his years of service during the remainder of the term of the agreement. Mr. Allman will not be entitled to the compensation and benefits described in the agreement if his employment with the Company is terminated prior to July 14, 2006 by reason of his death or disability, or by the Company for "cause" (as defined in the agreement).

        The Company has entered into agreements with each Named Executive Officer (other than Mr. Murray) providing for certain benefits in the event of a change in control of the Company. A change in control includes, among other events and subject to certain exceptions, the acquisition by any person of beneficial ownership of 35% or more of the outstanding Shares. If a tender offer or exchange offer is made for more than 25% of the outstanding Shares, the Named Executive Officer has agreed not to leave the employ of the Company, except in the case of disability or retirement, and to continue to render services to the Company until such offer has been abandoned or terminated or a change in control has occurred.

        If, within twenty-four months after a change in control of the Company, the executive's employment is terminated (a) by the Company other than for cause or disability (as those terms are defined in the agreement) or (b) by the Named Executive Officer for good reason (as defined in the agreement), the Company has agreed to pay the executive, in addition to salary, benefits and awards accrued through the date of termination, an amount equal to 2 times (in the case of Mr. Riley, 2 1/2 times) the sum of the executive's then current annualized base salary and bonus target under the Company's annual executive bonus plan. In addition, the Company has agreed to (a) pay the cost of providing the executive with outplacement services up to a maximum of 20% of the sum of the executive's then current annualized base salary and bonus target, and (b) credit the executive with 2 (in the case of Mr. Riley, 2 1/2) additional years of service under the SERP in addition to the years of service that the executive would otherwise have been credited with as of his or her date of termination. The Company has also agreed to provide the executive with benefits under all employee welfare benefit plans, or equivalent benefits, for up to thirty months following such termination. The Company must give ninety days advance notice of termination to the executive unless such termination is for cause. Payments made, or benefits provided, to an executive under the change in control agreement are offset by any severance payments or severance-related benefits provided to the executive pursuant to any other plan, agreement or arrangement with the Company or any subsidiary providing for severance payments.

        Each change in control agreement provides that if any payments to be made, or benefits to be provided, under the agreement, individually or together with any other payments or benefits, are subject to excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, the Company will "gross up" the payments to the executive as necessary (after taking into account all income taxes payable by the executive officer as a result of the receipt of the "gross up" payment) to place the executive in the same after-tax position the executive would have been in had no such excise tax been paid or incurred with respect to such payment or benefits.

        Each change in control agreement (other than the agreement with Mr. Allman) continues in effect through June 30, 2005, subject to automatic one-year extensions thereafter unless notice is given of the Company's or the executive's intention not to extend the term of the agreement; provided, however, that the agreement continues in effect for twenty-four months following a change in control that occurs during the term of the agreement. Pursuant to his letter agreement with the Company described above, Mr. Allman's change in control agreement will not apply to any change in control occurring after October 29, 2004. Except as otherwise provided in the change in control agreement, the Company and each executive may terminate the executive's employment at any time. Each change in control agreement terminates if either party terminates the executive's employment before a change in control, except that any such termination by the Company without cause or by the executive for good reason during a "potential change in control period" (as defined in the agreement) will entitle the executive to the benefits under the agreement described above.

REPORT OF THE ORGANIZATION AND COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

What is our executive compensation philosophy?

        The Organization and Compensation Committee, in exercising responsibility for approving executive compensation levels, periodically retains a nationally recognized compensation and benefits consulting firm to assist in the review of the compensation of the executive officers of the Company.

        The Committee has designed the executive compensation program to:

  •
  Recruit and retain highly qualified executives with compensation competitive with the Company's peer group;

  •
  Motivate the Company's executives to achieve strategic corporate and business initiatives and to reward them for their achievement;

  •
  Emphasize variable compensation that supports a pay-for-performance policy; and

  •
  Align the interests of the executives with the long-term interests of the stockholders.

        The executive compensation program consists of three principal components: base salary, annual bonus awards and long-term incentive awards. In providing for the compensation of the executive officers, a salary structure has been developed with salary ranges targeted to reflect a midpoint which in general is about the 50th percentile of the base salaries of officers in similar positions in a representative group of manufacturers and direct marketing companies of comparable size (which group includes, but is not limited to, the companies identified in the performance graph elsewhere in this proxy statement). In addition, annual bonuses are provided for, the payment and the amount of which depend upon the degree of attainment of pre-established Company and business unit sales and earnings targets and, in some instances and to varying extents, upon the attainment of pre-established individual objectives. The annual executive bonus plan is targeted to deliver compensation between the 50th and 60th percentile of the peer group. Long-term compensation is tied directly to the increase in value of the common stock, and hence takes the form of stock options, with option prices equal to 100% of current market value, and restricted stock in amounts reflecting the level of responsibility of the grantees for the Company's long-range success. The long-term compensation is targeted to deliver compensation at the 75th percentile of the peer group.

        In determining its executive compensation policies from year to year, the Company expects to take appropriate measures to prevent the employee remuneration paid by it from being rendered non-deductible by operation of the terms of Section 162(m) of the Internal Revenue Code. Such measures may include (1) limiting the amount of non-performance-based compensation paid to any employee and (2) complying with the statutory requirements for exempting performance-based compensation from non-deductibility by obtaining stockholder approval of qualified performance-based plans. Stockholder approval was obtained for each of the NEBS 1994 and 1997 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plans and the NEBS 2002 Equity Incentive Plan.

How were executive base salaries determined for fiscal year 2003?

        The individual salaries of the executive officers for fiscal year 2003 were approved by the Organization and Compensation Committee at the beginning of that year in accordance with the above-stated policy. These salary recommendations were made after review of individual performance evaluations by the Chief Executive Officer and the President and discussion with them of the performance of the Company during fiscal year 2002 and of the individual performances of the executive officers (other than the Chief Executive Officer) during that year.

How were annual executive bonuses determined for fiscal year 2003?

        At the beginning of fiscal year 2003, all of the executive officers were designated as participants in the Company's annual executive bonus plan and target bonuses of 70% of base salary for the Chief Executive Officer and the President and 60% of base salary for the other executive officers were established. A combination of financial performance targets and personal objectives, 80% and 20%, respectively, of the target bonus were established as the goals for the achievement of 100% of the target bonus for each of the executive officers.

        Based on these criteria, the Chief Executive Officer received a bonus of 25.1% of his base salary and the other executive officers received bonuses ranging from 3% to 36.2% of their respective base salaries.

        At the beginning of fiscal year 2003, all of the executive officers were also designated as participants in the 2003 special performance bonus plan and target bonuses of $300,000 for the Chief Executive Officer and the President and $200,000 for the other executive officers were established. An earnings per share target was established as the goal for achievement of 100% of the target bonus for each of the executive officers, and based on the Company's performance against the earnings per share target, bonus payouts could range between 0% and 150% of the target bonus. Bonuses were payable in the form of restricted shares having a fair market value equal to the amount of the bonus payout, in lieu of cash, under the terms of the Company's Stock Compensation Plan.

        Based on the Company's performance against the earnings per share target, the Chief Executive Officer and the President received a bonus of $157,500 and the other executive officers received bonuses of $105,000, in each case paid in the form of restricted shares, which vest in accordance with the following schedule: 15% on the date of the first annual meeting of stockholders following the date of grant; an additional 35% on the date of the second annual meeting of stockholders following the date of grant; and the remaining 50% on the date of the third annual meeting of stockholders following the date of grant.

What long-term incentive compensation programs did executives participate in for fiscal year 2003?

        Long-term incentive compensation in fiscal year 2003 consisted of stock options. Each of the executive officers, other than Messrs. Murray and Riley, received a stock option grant ranging from 4,000 to 5,000 shares, except that one executive officer received a grant in the amount of 20,000 shares in connection with the commencement of such executive officer's employment with the Company. Mr. Riley received a stock option grant in the amount of 50,000 shares in recognition of his promotion to President and Chief Operating Officer in 2002. In all cases, the per share option exercise price for options granted by the Committee in fiscal year 2003 was set at 100% of the then-current market value of a share of the common stock.

How was the Chief Executive Officer's compensation determined for fiscal year 2003?

        The process by which the compensation of Robert J. Murray, as Chairman and Chief Executive Officer, was arrived at is as stated above and differed in no material way from that employed with respect to the other executive officers. Based on a determination that Mr. Murray's base salary was in an appropriate range, there was no adjustment made to his base salary for fiscal year 2003. Mr. Murray received an award of restricted stock pursuant to the 2003 special performance bonus plan, as described above, but was not granted any stock options in fiscal year 2003.

        Because Mr. Murray's principal residence is located more than 75 miles from the Company's headquarters, the Company pays certain occupancy expenses associated with a second residence within a shorter commuting distance, as well as certain club membership dues, and reimburses Mr. Murray for his tax liability arising from this arrangement. Otherwise, Mr. Murray was not provided any fringe benefits other than those available to all officers of the Company.

ORGANIZATION AND COMPENSATION COMMITTEE
Robert L. Gable (Chairman) William T. End Neil S. Fox Thomas J. May

REPORT OF THE AUDIT COMMITTEE

        The Board of Directors has adopted a written charter under which the Audit Committee operates (a copy of which was included as Appendix A to the Company's proxy statement relating to the 2001 annual meeting of stockholders), and has determined that all members of the Committee are "independent" in accordance with the currently applicable rules of the NYSE.

        In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended June 28, 2003 with the Company's management and Deloitte & Touche LLP, our independent auditors.

        The Committee has discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees", as modified and supplemented. In addition, the Committee has received the written disclosures and the letter from Deloitte & Touche required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and has discussed with Deloitte & Touche its independence from the Company and its management.

        Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in our annual report on Form 10-K for the fiscal year ended June 28, 2003 for filing with the SEC.

AUDIT COMMITTEE
Herbert W. Moller (Chairman) Thomas J. May Joseph R. Ramrath

        The Audit Committee Charter was amended October 24, 2003, and can be obtained upon written request to New England Business Service, Inc., 500 Main Street, Groton, Massachusetts 01471, Attention: Secretary.

PERFORMANCE GRAPH

        The following chart compares the value of $100 invested in the Company's Shares from June 26, 1998 through June 28, 2003 with a similar investment in the S&P 600 small cap stock index, and in a peer group consisting of five(1) publicly held companies selected on the basis of similarity to the Company in the nature of products offered, marketing and distribution channels utilized and customer markets served. The comparison assumes that all dividends are reinvested.

Peer Group Companies:

Deluxe Corporation	John H. Harland Company	The Standard Register Company
Ennis Business Forms, Inc.	Moore Wallace Incorporated

(1)
Wallace Computer Services, Inc. and Moore Corporation, Ltd. were previously included in the index of peer group companies. On May 15, 2003, Wallace Computer Services was acquired by Moore Corporation, which changed its name to Moore Wallace Incorporated. As a result, Wallace Computer Services has been removed from the peer group companies in this presentation.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information to be Furnished.
  Item 9. Exhibits.
SIGNATURE
  Annex A
  Annex B
NEW ENGLAND BUSINESS SERVICE, INC. INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
BACKGROUND INFORMATION
DIRECTORS DESIGNATED BY PARENT
CURRENT BOARD OF DIRECTORS
THE COMMON STOCK
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
BOARD OF DIRECTORS AND COMMITTEES
EXECUTIVE COMPENSATION
REPORT OF THE ORGANIZATION AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
REPORT OF THE AUDIT COMMITTEE
PERFORMANCE GRAPH